

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



06025591

February 17, 2006



Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/17/2006

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Re: Honeywell International Inc.
Incoming letter dated December 22, 2005

Dear Mr. Larkins:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Honeywell by June Kreutzer and Cathy Snyder. We also have received letters on the proponents' behalf dated December 26, 2005 and February 1, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

773840

Honeywell

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rules 14a-8(i)(3), (7) and (2)

December 22, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by June Kreutzer and Cathy Snyder

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareowner proposal and statement of support submitted by June Kreutzer and Cathy Snyder (the "Proponents") for inclusion in the Company's proxy materials for the 2006 Annual Meeting of Shareowners. Ms. Kreutzer and Ms. Snyder have appointed Mr. John Chevedden to be their representative for all issues pertaining to their proposal. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2006 proxy materials. We are sending a copy of this letter to the Proponents and Mr. Chevedden as formal notice of Honeywell's intention to exclude the Proposal from its 2006 proxy materials.

The Proposal reads:

"RESOLVED: **Separate Vote on Golden Parachutes or Golden Hellos.** Shareholders recommend that our Board of Directors adopt a policy (in our bylaws if practicable) that any merger, which includes golden parachutes or golden hellos, be required to allow shareholders to vote on the dollar amount of such golden pay as a separate item on the same ballot."

Reasons for Excluding the Proposal. It is our opinion that the Proposal is excludable for the following reasons:

(i) The Proposal violates the proxy rules, including Rule 14a-9, because it is impermissibly vague and therefore may be excluded pursuant to Rule 14a-8(i)(3);

(ii) The Proposal relates to the ordinary business operations of Honeywell and therefore may be excluded pursuant to Rule 14a-8(i)(7); and

(iii) The Proposal, if implemented, could require the Company to violate state law and therefore may be excluded pursuant to Rule 14a-8(i)(2).

I. The Proposal Is Impermissibly Vague.

A shareowner proposal that is so vague or indefinite as to be misleading may be omitted from a registrant's proxy materials under Rule 14a-8(i)(3) and Rule 14a-9, which prohibit the use of proxy materials containing any materially misleading statements. As discussed in detail below, while each of the ways in which the Proposal is vague is a separate basis for excluding the Proposal under Rule 14a-8(i)(3), there is no question but that, taken together, the entire Proposal is so impermissibly vague that it is false and misleading. Indeed, to sufficiently clarify the Proposal, the Proponents would have to re-write it almost from start to finish.

In this regard, the Staff has stated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff would not allow a proponent to revise the proposal. Instead, such a non-complying proposal may be excludable as materially false or misleading. See SEC Staff Legal Bulletin No. 14 (Jul. 14, 2001).

Confusion Between the Proposal and Supporting Statement

Staff Legal Bulletin No. 14B (Sep. 15, 2004) provides that a proposal may be excluded under Rule 14a-8(i)(3) where

> "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

The Proposal recommends a policy under which the Company's shareowners would be entitled to separately vote on "golden parachutes" or "golden hellos" payable in connection with a merger involving Honeywell that is being submitted to a shareowner vote. But the supporting statement, as it relates to Honeywell, instead focuses on payments to retiring and incoming CEOs – both of which were totally unrelated to and outside of the merger context and, therefore, completely irrelevant to a consideration of the subject matter of the Proposal.

Given the Proposal's request for a vote on golden payments only in the context of a merger, the supporting statement's focus on payments by Honeywell that were made outside the merger context creates a strong likelihood that a reasonable shareowner would be uncertain as to whether the Proposal is calling for a shareowner vote on golden payments only in those cases where they have been asked to vote on a merger involving Honeywell, or whether it is calling for shareowners to be able to vote whenever the Company otherwise makes such payments or enters into an agreement to make such payments. For this reason alone, pursuant to Staff Legal Bulletin No. 14B, the Proposal is excludable under Rule 14a-8(i)(3).

Furthermore, it is unclear whether the Proponents want to be able to voice an objection to "outrageous golden payments" or be able to block such payments and/or the Company's ability to complete "merger" transactions (however defined; see discussion below) which would trigger these undefined types of payments. This disconnect between the proposal and the supporting statement creates yet another strong likelihood that a reasonable shareowner would be uncertain about what he or she were voting on if presented with the Proposal.

Inherently Vague or Indefinite

Staff Legal Bulletin No. 14B provides that a proposal also may be excluded under Rule 14a-8(i)(3) where

> "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires . . . [and] where the proposal and the supporting statement, when read together, have the same result."

There are several reasons why the Proposal meets the above standard.

First, the Proposal provides no guidance whatsoever regarding what constitutes a "golden parachute" or "golden hello," making it impossible for Honeywell to determine what payments are sufficiently "golden" to be covered by the Proposal. In this regard, the Proposal's reference to "golden parachutes" is fundamentally different than the vast majority of golden parachute payment proposals that the Staff has recently addressed. Most proponents define as the subject of such proposals the payment of benefits that exceed 299% of salary plus bonus. See, e.g., Emerson Electric Co. (Oct. 24, 2005); General Motors Corporation (Mar. 29, 2005); Hilton Hotels Corporation (Mar. 24, 2005); Mattel, Inc. (Mar. 11, 2005); Occidental Petroleum Corporation (Feb. 14, 2005). Other proponents explain that they intend their proposals to apply to severance agreements that would result in compensation exceeding total pay for one year. See, e.g., Allegheny Energy (Mar. 20, 2002); General Motors Corporation (Mar. 29, 2001). Furthermore, all of the proposals cited in these letters included some explanation of the meaning of the severance agreements or benefits sought to be covered by the proposals. The Proposal, on the other hand, provides no such guidance, or even how the Company is to determine which payments constitute "golden parachutes" within the meaning of the Proposal.

Assuming Honeywell or its shareowners were able to determine what the Proponents mean by "golden parachutes," Honeywell is still left with having to determine what the Proponents may mean by "golden hellos." Would the term apply only to awards made in connection with hiring? Would there be a distinction between cash payments and equity grants and/or between performance and non-performance based awards? Would the term only apply to awards or grants exceeding a certain value? Would the term apply to any elements of an individual's ongoing compensation arrangement?

Furthermore, in the context of a merger, would the Proponents consider agreements intended to encourage management retention to facilitate the integration of the merged companies to be "golden parachutes," "golden hellos," or something different?

Second, the Proposal does not indicate whether it is limited to future "golden parachutes" or "golden hellos," or whether it applies to payments under both future and existing agreements. This marks another significant difference between the clarity of this Proposal and that of similar proposals, a vast majority of which are explicitly limited to "future golden parachutes." See, e.g., Emerson Electric Co. (Oct. 24, 2005); General Motors Corporation (Mar. 29, 2005); Hilton Hotels Corporation (Mar. 24, 2005); Mattel, Inc. (Mar. 11, 2005); Occidental Petroleum Corporation (Feb. 14, 2005).

Third, the Proposal does not identify the group of employees to which it would apply. The supporting statement refers to "managers" and the Company's CEO. If we assume that the Proposal is intended to cover all of our employees with the rank of manager and above, the Proposal would cover thousands of Honeywell employees. On the other hand, if we assume the Proposal is intended to cover only our CEO, the Proposal would cover only one person. Finally, the Proposal might be intended to cover all of the Honeywell employees that are eligible to participate in the severance plans that Honeywell maintains.

Depending on the assumptions made about the Proponents' intent as to which employees are covered by the Proposal, entirely different outcomes could result. Moreover, because the Proposal may be fairly read to reach the employment agreements and employee plans of a target company acquired by Honeywell, the meaning of the Proponent's reference to "managers" becomes even more uncertain as it would have to be applied to the target company's personnel structure.

Fourth, assuming that Honeywell could determine what measures it must take to identify "golden parachutes" and "golden hellos," as well as to identify the groups of employees the Proponents intend the Proposal to cover, the Proposal does not provide any guidance as to whether shareowner approval should be sought for:

- Each "golden hello" or "golden parachute" payment that might be payable for each individual employee entitled to the payment;

- The aggregate dollar amount of such payments for each individual employee entitled to more than one payment; or

- The aggregate dollar amount of such payments for all employees entitled to such payments.

All the Proposal says is that the shareowners should be entitled "to vote on the dollar amount of such pay." Given this vagueness, there is a very strong likelihood that shareowners would be uncertain as to what they would be asked to vote on if presented with the Proposal.

Finally, it is unclear what the Proposal intends when it asks that "golden parachutes" and "golden hellos" in connection with mergers be subject to a separate shareowner "vote." As explained briefly above, the Proposal could impair the Company's ability to enter into or complete merger transactions. It is unclear as to whether the use of the term "merger" in the Proposal is intended to refer only to transactions in which Honeywell would be merged with and into another company or is also intended to refer to mergers in which Honeywell is the surviving company or acquiror. It is also unclear whether the separate shareowner vote called for by the Proposal is intended to be merely advisory, as suggested by the supporting statement, or whether it is intended to amount to a separate shareowner "approval" or "disapproval" of the payments. If the shareowners approve the merger, but disapprove the "golden" payments associated with the merger, would the Company be expected to: ignore the shareowner vote on the payments and press ahead with the merger? abandon the merger, and refuse to sell itself or, in the case of a Honeywell vote to acquire a target company, lose a valuable acquisition opportunity? or press ahead with the merger, but refuse to make the payments, thus possibly breaking numerous contractual obligations and alienating Honeywell's existing, or in the case of an acquisition, new employees?

For each of these reasons, we believe that the Proposal is impermissibly vague and is excludable under Rule 14a-8(i)(3) and the standards set forth in Staff Legal Bulletin 14B. Taken together, there is no question but that the Proposal is in violation of Rule 14a-8(i)(3) and, therefore, excludable.

II. The Proposal Relates to Ordinary Business Operations.

Rule 14a-8(i)(7) states that a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." Day-to-day business matters not relating to significant social policy issues fall within the category of a company's ordinary business operations.

The Proposal is excludable under Rule 14a-8(i)(3) for three separate but related reasons as relating to the ordinary business operations of Honeywell:

First, when considering whether to permit the exclusion under Rule 14a-8(i)(7) of proposals relating to compensation matters, the Staff draws a distinction between proposals relating to senior executive officers and director compensation, on the one hand, and general employee compensation, on the other. See, e.g., Battle Mountain Gold Company (Feb. 13, 1992). If, as explained above, we assume the Proponents intend the Proposal to cover all of its employees with the rank of manager and above, the Proposal would cover thousands of Honeywell employees.

Furthermore, the Company's severance plans extend well beyond the officers of the Company. In light of the fact that severance plans have been adopted by a large number of companies and that such plans increasingly apply to large numbers of employees, most recent shareowner proposals regarding severance agreement payments are explicitly limited to "senior executives" so as not to be excludable under Rule 14a-8(i)(7). See, e.g., Emerson Electric Co. (Oct. 24, 2005); General Motors Corporation (Mar. 29, 2005); Hilton Hotels Corporation (Mar. 24, 2005); Mattel, Inc. (Mar. 11, 2005); Occidental Petroleum Corporation (Feb. 14, 2005). Because the Proposal reaches so deeply into Honeywell's employee population, it reaches beyond the realm of ordinary business matters and into Honeywell's day-to-day operations and should, therefore, be excludable under Rule 14a-8(i)(7).

Second, as also explained above, the Proposal may be read to cover "managers" of Honeywell's target companies that it acquires in a shareowner-approved merger. This unprecedented step goes even further beyond the senior executives of Honeywell, particularly in light of the fact that the "managers" of a target (especially targets with operations that are smaller than Honeywell's) would not be likely to rank among Honeywell's senior executives, or even Honeywell's managers.

Third, as explained above, and also described below, Honeywell may well have to forego a valuable acquisition that is approved by the shareowners if the approval is read to require that the separate shareowner "vote" on any golden payments must also be approved by the shareowners for the deal to go through. In addition to the elements of uncertainty discussed above regarding the definition of the term "merger" as used in the Proposal, it is also unclear as to whether the scope of the term, and thus the Proposal, is limited to those transactions for which Honeywell would otherwise be required to seek the approval of its shareowners or any transaction which would trigger the undefined types of payments referenced in the Proposal. Certainly, even outside the compensation context, transactions for which Honeywell would not otherwise need to seek shareowner approval would relate to the ordinary business of the Company. And, where a proposal may be read to relate to ordinary, as well as significant, business transactions the Staff has permitted exclusion of the entire proposal under Rule 14a-8(i)(7). See, e.g., Telular Corporation (Dec. 5, 2003); NACCO Industries (Mar. 29, 2000); Sears, Roebuck & Co. (Feb. 7, 2000).

III. The Proposal, If Implemented, Could Require Honeywell To Violate State Law.

Under Rule 14a-8(i)(2), a proposal is excludable if the implementation of it could cause the company to violate any state, federal, or foreign law to which it is subject. As noted above, unlike most other recent proposals relating to golden parachutes, the Proposal is not clearly limited to future golden payments. Rather, the Proposal appears both to encompass any and all of Honeywell's outstanding severance agreements with employees, and to apply to any and all severance agreements of third parties that Honeywell may be required to honor in connection with its acquisition of a target company.

If the Proposal were adopted (assuming shareowners were somehow not uncertain about the meaning of the Proposal), and shareowners did not approve of the golden payments submitted to them for their approval (assuming Honeywell were somehow able to determine how to implement the Proposal at the time of a merger), but did approve of the merger itself, Honeywell would be stuck in the awkward situation of having to ignore a shareowner mandate, terminate the shareowner-approved merger, or breach outstanding contractual obligations with either its own employees that have severance agreements or the employees of third parties who have severance agreements that Honeywell is required to honor in connection with its acquisition of the target company.

The Staff has consistently allowed the exclusion under Rule 14a-8(i)(2) of proposals that may require the breach of outstanding compensation-related or other agreements. See, e.g., NetCurrents, Inc. (Jun. 1, 2001) (permitting exclusion of a proposal that could cause the company to "breach existing employment agreements or other contractual obligations"); Whitman Corporation (Feb. 15, 2000) (permitting exclusion of a proposal that could cause the company "to breach an existing contract").

For the foregoing reason, we believe that the Proposal is excludable under Rule 14a-8(i)(2) as well.

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for the 2006 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: June Kreutzer and Cathy Snyder
John Chevedden

#193135

June Kreutzer
Cathy Snyder
54 Argyle Place
Orchard Park, New York 14127

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002,-2096

Rule 14a-8 Proposal

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

June Kreutzer — Date: 11/15/05

Cathy Snyder — Date: 11/15/05

cc: Thomas Larkins
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413
Fax: 973 455-4807

[November 15, 2005]

3 – Separate Vote on Golden Payments

Resolved: **Separate Vote on Golden Parachutes or Golden Hellos**. Shareholders recommend that our Board of Directors adopt a policy (in our bylaws if practicable) that any merger, which includes golden parachutes or golden hellos, be required to allow shareholders to vote on the dollar amount of such golden pay as a separate item on the same ballot.

June Kreutzer and Cathy Snyder, 54 Argyle Place, Orchard Park, New York 14127 submitted this proposal.

This proposal is intended to cure a potential shareholder dilemma: Shareholders do not have a way now to support to a potentially profitable merger and at the same time object, through their vote, regarding any outrageous golden payments. Some companies have even given golden parachutes to managers who remain on the job with the merged company. Or for instance Northrop Grumman gave $150 million in golden parachutes to managers after a proposed merger with Lockheed Martin was simply approved by shareholders (mootly) and then rejected by regulators.

This proposal is particularly revenant to our company because our company has a record for lavish golden payments – going and coming. For instance, our former CEO Lawrence Bossidy was entitled to a $4 million life-time annual retirement benefit. Also Mr. Bossidy was entitled to life-time access to or use of Honeywell facilities and services comparable to those provided to him prior to retirement, including limited use of company aircraft, use of car and driver, security services, financial and tax planning services, and office space, services and administrative support. How does this enhance the future performance of our company?

Furthermore incoming CEO David Cote's agreement in 2002 included a $59 million "golden hello." This included the grant-date value of the more than 2 million stock options he received. None of these types of pay are tied to performance.

Separate Vote on Golden Payments
Yes on 3

From: J [olmsted7p@earthlink.net]
Sent: Monday, December 26, 2005 10:21 PM
To: CFLETTERS
Cc: Thomas Larkins
Subject: Re Honeywell International (HON) No-Action Request June Kreutzer

Re Honeywell International (HON) No-Action Request June Kreutzer

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 26, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Honeywell International (HON)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
separate Vote on Golden Payments
Shareholder: June Kreutzer

Ladies and Gentlemen:

This is an initial response to the Honeywell International December 22, 2005 no action request.

The uncomplicated text of the proposal states:
"3 Separate Vote on Golden Payments

"Resolved: Separate Vote on Golden Parachutes or Golden Hellos.
Shareholders recommend that our Board of Directors adopt a policy (in our

bylaws if practicable) that any merger, which includes golden parachutes or golden hellos, be required to allow shareholders to vote on the dollar amount of such golden pay as a separate item on the same ballot."

An accepted definition of a golden parachute is: an agreement providing for generous compensation to an executive upon dismissal (as because of a merger). Source: Merriam-Webster's Dictionary of Law ©1996

The company incorrectly claims that text on previous lavish payments to Honeywell executives is "irrelevant" to a proposal on potential future lavish payments to Honeywell executives. The company argument method is that if any example is cited in a 500-word-limited proposal, it must be concluded that shareholders will lock-on to only the repetition of the exact occurrence in the example and decide that the proposal only applies to repetition of the exact occurrence cited.

The company claims that it can understand what a golden parachute is if 299% is added to the description, but apparently has next to zero comprehension if 299% is not included.

The company seems to claim that any single type of pay that has more than one division or has more than one trigger would be impermissibly obscure unless it was accompanied with an extensive discussion of the term used.

Apparently the company claims that text to "allow shareholders to vote" could mandate shareholder approval. The company is not clear on this.

The company failed to note that proposals, in which the staff determined a need to clarify in regard to senior executives and regular employees, were curable by modifying the text prior to publication.

In order to argue any relevance of a potential violation of state law, the company would seem to need to give examples of on-going streams of golden payments that it is obligated to make after the 2006 annual meeting. The company has failed to do so.

The company argument seems to be somewhat similar to a demand that a proposal for cumulative voting, or any other topic, would need to state whether it is to be retroactive.

The company incorrectly claims that a proposal, that calls for a separate vote on golden parachutes, is intended to apply to a merger that requires no vote whatsoever on the merger itself. Furthermore the company makes this claim after reading the rule 14a-8 proposal text concerning a vote:
"This proposal is intended to cure a potential shareholder dilemma:
Shareholders do not have a way now to support to a potentially profitable merger and at the same time object, through their vote, regarding any outrageous golden payments."

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Thomas Larkins <Tom.Larkins@Honeywell.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, February 02, 2006 12:46 AM
To: CFLETTERS
Cc: Thomas Larkins
Subject: #2 Re Honeywell International (HON) No-Action Request June Kreutzer

#2 Re Honeywell International (HON) No-Action Request June Kreutzer

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 1, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Honeywell International (HON)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Separate Vote on Golden Payments
Shareholder: June Kreutzer

Ladies and Gentlemen:

This adds to the initial December 26, 2005 response to the Honeywell International December 22, 2005 no action request.

In Hewlett-Packard Company (December 22, 2005) HP did not obtain concurrence under rule 14a-8(i)(3) on an argument of purported vague text concerning a compensation proposal.

The uncomplicated text of the proposal states:
"3 Separate Vote on Golden Payments

"Resolved: Separate Vote on Golden Parachutes or Golden Hellos.
Shareholders recommend that our Board of Directors adopt a policy (in our bylaws if practicable) that any merger, which includes golden parachutes or golden hellos, be required to allow shareholders to vote on the dollar amount of such golden pay as a separate item on the same ballot."

An accepted definition of a golden parachute is: an agreement providing for generous compensation to an executive upon dismissal (as because of a merger).
Source: Merriam-Webster's Dictionary of Law ©1996

The company incorrectly claims that text on previous lavish payments to Honeywell executives is "irrelevant" to a proposal on potential future lavish payments to Honeywell executives. The company argument method is that if any example is cited in a 500-word-limited proposal, it must be concluded that shareholders will lock-on to only the repetition of the exact occurrence in the example and decide that the proposal only applies to repetition of the exact occurrence cited.

The company claims that it can understand what a golden parachute is if 299% is added to the description, but apparently has next to zero comprehension if 299% is not included.

The company seems to claim that any single type of pay that has more than one division or has more than one trigger would be impermissibly obscure unless it was accompanied with an extensive discussion of the term used.

Apparently the company claims that text to "allow shareholders to vote"
could mandate shareholder approval. The company is not clear on how its reasoning reaches this conclusion.

The company failed to note that proposals, in which the staff determined a need to clarify in regard to senior executives and regular employees, were curable by modifying the text prior to publication.

In order to argue any relevance of a potential violation of state law, the company would seem to need to give examples of on-going streams of golden payments that it is obligated to make after the 2006 annual meeting. The company has failed to do so.

The company argument seems to be somewhat similar to a demand that a proposal for cumulative voting, or any other topic, would need to state whether it is to be retroactive.

The company incorrectly claims that a proposal, that calls for a separate vote on golden parachutes, is intended to apply to a merger that requires no vote whatsoever on the merger itself. Furthermore the company makes this claim after reading the rule 14a-8 proposal text concerning a vote:
"This proposal is intended to cure a potential shareholder dilemma:
Shareholders do not have a way now to support to a potentially profitable merger and at the same time object, through their vote, regarding any outrageous golden payments."
and
"Š be required to allow shareholders to vote on the dollar amount of such golden pay as a separate item on the same ballot."

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
June Kreutzer
Thomas Larkins <Tom.Larkins@Honeywell.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 22, 2005

The proposal requests that the board of directors adopt a policy that in connection with any merger that includes "golden parachutes or golden hellos" the shareholders be allowed to vote on the dollar amount of these arrangements as a separate item on the same ballot.

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

You have expressed your view that Honeywell may exclude the proposal under rule 14a-8(i)(7) because it relates to Honeywell's ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation of executive officers only, or instead, relates to general compensation policy. It appears, however, that the proposal could be limited to executive compensation. Accordingly, unless the proponent provides Honeywell with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Tamara M. Brightwell
Attorney-Adviser